Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

September 1, 2023.

Item 3	News Release

The press release attached as Schedule “A” was released on September 1, 2023 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9	Date of Report

September 1, 2023.

Schedule “A”

Bitfarms Mines 383 BTC in August 2023

- Increases hashrate to 5.6 EH/s -

- Upgrades Magog farm with installation of high efficiency miners -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (September 1, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, provides a Bitcoin (BTC) production and mining operations update for August 2023.

“In August, we powered up new miners and continued to optimize the fleet at several locations, driving our hashrate up to 5.6 EH/s,” said Geoff Morphy, CEO of Bitfarms. “At Baie-Comeau, Québec, our newest production facility ran smoothly at around 5 MW throughout the month, and we completed the racking of all miners re-deployed there. The remaining step to reach 11 MW of production at Baie-Comeau is to energize the 6 MW power line, which we expect to be completed in September. This, in conjunction with final miner installations in Rio Cuarto, Argentina, supports our ability to achieve our target hashrate of 6.3 EH/s by the end of September 2023.”

“In Paso Pe, Paraguay, we started our expansion with the purchase of 1,920 MicroBT M53S+ hydro-cooling miners and 20 MW of associated specialized containers. We plan to construct a 50 MW substation to power a 30 MW air-cooled warehouse contiguous with these containers. With long lead time items, such as the primary transformer, on order and our groundbreaking planned for September 2023, we are targeting the 50 MW to be fully commissioned in Q1 2024,” added Morphy.

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “In August 2023, BTC production was 383, an increase of 1.3% in July 2023 despite a 6.3% network difficulty increase during August. Miner deployments and more moderate weather in Quebec and Washington also improved production conditions in the second half of August as our average EH/s climbed from 4.7 EH/s in the first 15 days of August to 5.5 EH/s in the latter 16 days of August.”

“Focusing on continuous improvement and capital efficiency, we completed our Magog farm upgrade with the installation of 2,862 S19J Pro+ miners. With a price of $13.00/TH, or only 46% of the cost of higher efficiency XP miners, the S19J Pro+ miners deliver 85% of the hashrate. With this upgrade, energy efficiency, which includes the energy needs of all supplementary equipment such as fans, lights and networking hardware, improved from 45 w/TH to 28 w/TH at Magog and from 38 w/TH to 37 w/TH across our entire portfolio,” concluded Gagnon.

Mining Review

August production of 383 BTC was 1.3% higher than the 378 BTC mined in July due to increased corporate capacity and more moderate weather facilitating greater uptimes.

Network difficulty increased 6.3% in August, compared to July, as Bitcoin miners continue to invest in capacity in anticipation of higher Bitcoin prices. Year-to-date through the end of August, difficulty increased 57.3% while the BTC price was up roughly 64.4%, resulting in a 6.5% improvement in mining economics as measured by USD/TH/day.

Key Performance Indicators	August 2023	July 2023	August 2022
Total BTC Mined	383	378	534
Month End Operating EH/s	5.6	5.3	3.9
BTC/Avg. EH/s	75	76	141
Operating Capacity (MW)	212	212	166
Hydropower MW	183	183	166
Watts/Terahash Efficiency (w/TH)	37	38	40
BTC Sold	323	333	427

August 2023 Select Operating Highlights

●	5.6 EH/s online as of August 31, 2023, up 43.5% from August 31, 2022 and up 5.7% from July 31, 2023.

●	5.1 EH/s average online, up 3.3% from July 2023.

●	74.6 BTC/average EH/s, down 2.0% from 76.1 in July 2023.

●	383 BTC mined, up 1.3% from July 2023 and down 28.3% from August 2022.

●	12.4 BTC mined daily on average, equivalent to about $337,300 per day and approximately $10.5 million for the month based on a BTC price of $27,200 on August 31, 2023.

●	Fully utilized remaining miner credits with the purchase of:

o	8 MicroBT 2.4 MW Hydro Containers and 1,920 MicroBT M53S+ Hydro Miners for deployment to new 50 MW Paso Pe farm in development.

o	1 MicroBT 1 MW Hydro Container and 100 MicroBT M53S+ Hydro Miners for deployment in Quebec.

●	Purchased 900 M50 118 TH Miners for $13/Th for deployment in Quebec and Argentina with cash.

●	At Paraguay, initiated first phase of development for 150 MW hydropower contracts.

●	At Rio Cuarto, Argentina:

o	Increased hashrate to 960 PH.

o	Completed planned deliveries with receipt of 3,150 Bitmain S19J Pro+ and 710 S19j Pro miners.

o	Planned deliveries of 1,068 M50 and 2,549 Bitmain S19J Pro+ on schedule for September installation and energization.

●	At Magog, Québec, increased hashrate 49% to 340 PH with the installation of 2,862 S19 Pro+ miners.

●	At Baie-Comeau, Québec:

o	Consistently operated at about 5 MW throughout August and on track to reach 11 MW in September 2023.

o	Installed total of 2,535 Whatsminer M31S+ miners redeployed from Magog.

●	At Washington, upgraded ventilation and cooling systems, increasing average uptime.

Bitfarms’ BTC Monthly Production

The table below presents an overview of BTC mined per month in each of the first eight months of 2023 and 2022, respectively.

Month	BTC Mined 2023	BTC Mined 2022
January	486	301
February	387	298
March	424	363
April	379	405
May	459	431
June	385	420
July	378	500
August	383	534
Total YTD	3,281	3,252

August 2023 Financial Update

●	Sold 323 BTC of the 383 BTC mined, generating total proceeds of $9.0 million.

●	Reduced total outstanding indebtedness by $1.9 million, resulting in a remaining balance of $11.8 million at August 31, 2023.

●	Added 60 BTC to treasury, increasing custody to 654 BTC, representing approximately $17.8 million based on a BTC price of $27,200 at August 31, 2023.

Conferences and Events

Bitfarms plans to attend the following upcoming events:

●	September 7: 3rd Annual Needham Virtual Crypto Conference

●	September 11-13: HC Wainwright Conference, New York

●	September 14: Bitfarms Analyst Day, New York

●	September 25-27: POW (Proof of Work) Summit, Prague

●	October 11-12: Bitcoin Amsterdam

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding enhancement of mining facilities, geographic diversification, growth opportunities and prospects, including as to the Company’s plans to expand operating capacity in multiple jurisdictions, upgrading and deployment of miners as well as the timing therefor, improved financial performance and other statements regarding future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca